09041163

S
ECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8-38977

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vontobel Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Dreikönigstrasse 37
(No. and Street)

Zurich (City) Switzerland (State) 8022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hanspeter Schiegg 01141 58 283 74 31
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young Ltd.
(Name – *if individual, state last, first, middle name*)

Brunnhofweg 37 (Address) Berne (City) Switzerland (State) 3001 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/2/09

OATH OR AFFIRMATION

I, Hanspeter Schiegg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vontobel Securities Ltd., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Official Certification see reverse side

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Official Certification

Seen for authentication of the reverse side signature, affixed in our presence by

Mr. **Hanspeter SCHIEGG**, Swiss citizen of Steckborn/TG, in Opfikon, Switzerland, identified by identity card,

who is entered in the Register of Commerce of the Kanton of Zürich as person with the right to sign jointly by two for the

Vontobel Securities Ltd, corporation with registered head office in Zürich.

The inspection of the commercial register has taken place directly before the official certification by internet inquiry.

Zürich, 19th December 2008
BK no. 29043/vw
Fee CHF 30.00

NOTARIAT ZÜRICH (ALTSTADT)

A. Gossauer, Deputy Notary Public

STATEMENT OF FINANCIAL CONDITION AT DECEMBER 31, 2008

Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd.

	2008 CHF	2008 USD
ASSETS		
Cash and cash equivalents	3'330'754	3'129'379
Securities owned, at fair value	2'225'000	2'090'478
Accrued earnings	59'245	55'663
Accounts receivable	113'624	106'754
Total ASSETS	5'728'623	5'382'275
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accrued expenses	1'578'559	1'483'121
Accrued taxes	27'168	25'525
Total LIABILITIES	1'605'727	1'508'647
Shareholder's equity		
Share capital - 2'000 bearer shares of CHF 1'000 each		
issued	2'000'000	1'879'081
outstanding	-	-
authorised	-	-
Accumulated profit	2'122'896	1'994'547
TOTAL SHAREHOLDER'S EQUITY	4'122'896	3'873'628
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	5'728'623	5'382'275

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2008

Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd.

	2008	2008
	CHF	USD
REVENUES		
Commissions	7'831'455	7'357'970
Interest income	66'236	62'231
Trading result, net	-231'451	-217'458
Total REVENUES	7'666'240	7'202'743
EXPENSES		
Employee compensation and benefits	2'308'384	2'168'820
Communications	205'885	193'437
Occupancy and equipment cost	169'498	159'250
Losses in error account and bad debts	48'069	45'163
Data processing costs	2'327'483	2'186'764
Other expenses	1'934'974	1'817'987
Total EXPENSES	6'994'293	6'571'421
Income before taxation	671'948	631'322
Income taxes	-173'639	-163'141
Net Income	498'309	468'182

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd.

	Total	Share Capital	Accumulated Profit
	CHF	CHF	CHF
Beginning balance January 1, 2008	3'764'587	2'000'000	1'764'587
Net income	498'309	-	498'309
Dividend paid to parent	-140'000	-	-140'000
Ending balance December 31, 2008	4'122'896	2'000'000	2'122'896

	USD	USD	USD
Beginning balance January 1, 2008	3'405'447	1'766'550	1'638'897
Impact of exchanges rate movements on opening balances	131'536	112'531	19'004
Net income	468'182	-	468'182
Dividend paid to parent	-131'536	-	-131'536
Ending balance December 31, 2008	3'873'628	1'879'081	1'994'547

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2008

Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd.

	2008 CHF	2008 USD
Cash flows from operating activities		
Net income	498'309	468'182
Adjustments to reconcile net income to net cash used in operating activities:		
Effect of exchange rate changes on cash	-	105'857
Changes in operating assets and liabilities:		
Decrease in securities owned	206'000	241'932
Increase in accrued earnings	-27'274	-25'625
Increase in accounts receivable	-8'266	-7'766
Decrease in bank overdraft	-9	-8
Decrease in accrued expenses	-623'515	-548'809
Increase in accrued taxes	26'409	24'812
Net cash used in operating activities	71'654	258'573
Cash flow from financing activities		
Dividend paid	-140'000	-131'536
Net cash used in financing activities	-140'000	-131'536
Net increase in cash and cash equivalents	-68'346	127'038
Cash and cash equivalents at beginning of year	3'399'101	3'002'342
Cash and cash equivalents at end of year	3'330'755	3'129'380
Additional cash flow information		
Cash paid during the year for:		
Income taxes	71'000	62'713

The accompanying notes are an integral part of these financial statements.

ERNST & YOUNG

Ernst & Young Ltd
Belpstrasse 23
CH-3001 Berne

Phone +41 58 286 61 11
Fax +41 58 286 68 18
www.ey.com/ch

To the Board of Directors and Stockholders of
Vontobel Securities Ltd., Zurich

Berne, February 6, 2009

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Vontobel Securities Ltd. (the "Company") as of December 31, 2008, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vontobel Securities Ltd. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young Ltd

Cataldo Castagna
Licensed audit expert
(Auditor in charge)

Philippe Wüst
Licensed audit expert